SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                             HONDO OIL & GAS COMPANY
                             -----------------------
                                (Name of Issuer)

                           Common Stock, $1 par value
                         (Title of class of securities)

                                   438138-10-9
                                   ------------
                                 (CUSIP Number)

                             Richard A. Rubin, Esq.
                       Parker Chapin Flattau & Klimpl, LLP
                           1211 Avenue of the Americas
                            New York, New York 10036
              ------------------------------------------------------
            (Person Authorized to Receive Notices and Communications)

                                October 12, 1998
                                ----------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]



                               Page 1 of 29 Pages

CUSIP No. 438138-10-9                  Page 2 of  29 Pages


Response to Question   1:  Lonrho Plc
Response to Question   2:  (a)
Response to Question   3:  SEC USE ONLY
Response to Question   4:  BK, OO
Response to Question   5:  N/A
Response to Question   6:  England
Response to Question   7:                  0
Response to Question   8:  10,343,686                (shared with subsidiaries)
Response to Question   9:                  0
Response to Question 10:   10,343,686                (shared with subsidiaries)

Response to Question 11:   10,343,686                (includes all shares owned
                                                      by all group members)
Response to Question 12:   N/A
Response to Question 13:   70.4%
Response to Question 14:   HC; CO

CUSIP No. 438138-10-9                  Page 3 of  29 Pages

Response to Question   1:  London Australian & General Property Company Limited
Response to Question   2:  (a)
Response to Question   3:  SEC USE ONLY
Response to Question   4:  AF
Response to Question   5:  N/A
Response to Question   6:  England
Response to Question   7:    1,692,486               (includes 909,090 shares
                                                     subject to a right to
                                                     convert certain debt)
Response to Question   8:    8,651,200               (shared with subsidiary)
Response to Question   9:    1,692,486               (includes 909,090 shares
                                                     subject to a right to
                                                     convert certain debt)
Response to Question 10:    8,651,200                (shared with subsidiary)
Response to Question 11:   10,343,686                (includes all shares owned
                                                     by all group members)
Response to Question 12:   X
Response to Question 13:   70.4%
Response to Question 14:   HC; CO

CUSIP No. 438138-10-9                    Page 4 of  29 Pages

Response to Question   1:  The Hondo Company
Response to Question   2:  (a)
Response to Question   3:  SEC USE ONLY
Response to Question   4:  OO
Response to Question   5:  N/A
Response to Question   6:  New Mexico
Response to Question   7:  8,651,200
Response to Question   8:                0
Response to Question   9:   8,651,200
Response to Question 10:                 0
Response to Question 11:    8,651,200             (may be deemed to beneficially
                                                  own all 10,343,686 shares
                                                  owned by group)
Response to Question 12:   X                      (excludes 1,692,486 shares
                                                  deemed beneficially owned by
                                                  other group members)
Response to Question 13:   62.7%                  (group's percentage is 70.4%)
Response to Question 14:   HC; CO

CUSIP No. 438138-10-9                  Page 5 of  29 Pages

Response to Question   1:  HOGC Acquisition Corporation
Response to Question   2:  (a)
Response to Question   3:  SEC USE ONLY
Response to Question   4:  AF
Response to Question   5:  N/A
Response to Question   6:  Delaware
Response to Question   7:  0
Response to Question   8:  0
Response to Question   9:  0
Response to Question 10:   0
Response to Question 11:   0
Response to Question 12:   N/A
Response to Question 13:   0
Response to Question 14:   HC; CO

CUSIP No. 438138-10-9            Page 6 of  29 Pages



                                  INTRODUCTION

         This statement is being filed jointly by Lonrho Plc, London Australian & General Property Company Limited and The Hondo Company (collectively, the "Reporting Persons") with respect to their beneficial ownership of shares of Common Stock of Hondo Oil & Gas Company.

         Prior to October 7, 1994, Lonrho Plc, Lonrho, Inc. and The Hondo Company filed a joint statement (and amendments thereto) on Schedule 13D with Mr. Robert O. Anderson. Lonrho Plc and Lonrho, Inc. subsequently determined to report separately from, in lieu of filing jointly with, The Hondo Company and Mr. Anderson. Accordingly, Lonrho Plc and Lonrho, Inc. filed, together with Scottsdale Princess, Inc. (at the time an indirect wholly-owned subsidiary of Lonrho, Plc and which, at the time, held an option to acquire shares of The Hondo Company), a Schedule 13D on October 7, 1994 (the "Original Schedule 13D"). Since the Original Schedule 13D, The Hondo Company, Thamesedge Ltd.("Thamesedge") and London Australian & General Property Company were added as Reporting Persons. Scottsdale Princess, Inc. ("Scottsdale Princess") subsequently transferred its interest in The Hondo Company and ceased being a Reporting Person. Also, all of the shares of the Issuer's Common Stock and all of the debt of the Issuer (including debt convertible into the Issuer's Common Stock) owned by Thamesedge, another indirect wholly-owned subsidiary of Lonrho Plc, was transferred to London Australian & General Property Company, also an indirect wholly-owned subsidiary of Lonrho Plc. Accordingly, Thamesedge also ceased being a Reporting Person and London Australian & General Property Company Limited became a Reporting Person. Subsequently, Lonrho, Inc. was merged with and into The Hondo Company. Accordingly, Lonrho, Inc. ceased being a Reporting Person. This Amendment No. 8, among other things, adds HOGC Acquisition Corporation as a Reporting Person. The Original Schedule 13D, as heretofore amended, is referred to collectively as the "Schedule 13D". This Amendment No. 8 amends the Schedule 13D and restates it in its entirety (except for previously filed exhibits).

         All information contained in the Schedule 13D, as amended hereby, concerning Messrs. Robert O. Anderson, W. Phelps Anderson and Robert B. Anderson is to the best knowledge and belief of the Reporting Persons.


         All terms used, but not defined, in this Amendment No. 8 are as defined in the Schedule 13D as heretofore amended.

Item 1.  Security and Issuer
         -------------------

         This statement relates to the Common Stock, par value $1 per share (the "Common Stock"), of Hondo Oil & Gas Company, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 10375 Richmond Avenue, Suite 900, Houston, Texas 77042.

CUSIP No. 438138-10-9               Page 7 of  29 Pages

Item 2.  Identity and Background.
         -----------------------

         This statement is being filed by (a) Lonrho Plc, a corporation organized under the laws of England, the principal business office of which is located at Four Grosvenor Place, London, SW1X 7DL, England; (b) London Australian & General Property Company Limited, a corporation organized under the laws of England, the principal business office of which is located at Four Grosvenor Place, London SW1X 7DL ("LAGP"); (c) The Hondo Company, a New Mexico corporation, the principal business office of which is located at 410 East College Boulevard, Roswell, New Mexico 88201 ("Hondo Company") and (d) HOGC Acquisition Corporation, a Delaware corporation, the principal office of which is located at c/o Parker Chapin Flattau & Klimpl, LLP, 1211 Avenue of the Americas, New York, New York 10036 ("HOGC"). Lonrho Plc, LAGP, Hondo Company and HOGC are referred to herein collectively as the "Reporting Persons."

         Lonrho Plc is a public company registered in England and listed on the London and Johannesburg stock exchanges. Lonrho Plc and its subsidiaries are engaged principally in mining, but also other activities, such as the ownership and management of property and hotels.

         LAGP, an indirect wholly-owned subsidiary of Lonrho Plc, is an investment holding company.

         Hondo Company, a wholly-owned subsidiary of LAGP, is a holding company for the shares of the Issuer.

         HOGC, a wholly-owned subsidiary of LAGP, was formed for the purpose of merging with and into the Issuer, as described in Item 4.

         As a result of their common control relationship, the Reporting Persons, may be deemed to be a "group" under Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act").

         The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of the Reporting Persons are set forth in Appendix A hereto, and incorporated herein by reference.

         During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Appendix A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         To the best knowledge and belief of the Reporting Persons, the citizenship of each person named in Appendix A is set forth in Appendix A hereto, and is incorporated herein by reference.

CUSIP No. 438138-10-9            Page 8 of  29 Pages

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         (a) The shares of Common Stock beneficially owned by the Reporting Persons were acquired as follows:

                  (i) Pursuant to an Exchange Agreement dated as of October 28, 1987 among Hondo Company, Hondo Oil & Gas (a wholly-owned subsidiary of Hondo Company) and the Issuer (then known as Pauley Petroleum Inc.), on January 19, 1988, the Issuer issued 10,000,000 shares of Common Stock to Hondo Company in exchange for Hondo Company's transfer to the Issuer of all of the outstanding stock of Hondo Oil & Gas.

                  (ii) During the period from December 21, 1987 through January 8, 1988, Hondo Company purchased an aggregate of 121,000 shares of Common Stock in open market transactions at prices ranging from $14.50 to $18.00 (or an aggregate of approximately $2,083,000).

                  (iii) On January 19, 1988, Hondo Company purchased 350,000 shares of Common Stock at $20.00 per share (or an aggregate of $7,000,000) from William R. Pagen under a Stock Purchase and Option Agreement dated as of December 14, 1987 executed by Mr. Pagen on January 19, 1988. The Stock Purchase and Option Agreement also granted Hondo Company an option to purchase up to an additional 120,000 shares of Common Stock from Mr. Pagen, which option expired unexercised on January 19, 1988.

                  (iv) On April 3, 1995, 99,113 and 89,967 shares of Common Stock were issued by the Issuer to Lonrho Plc and Thamesedge, respectively, in payment of interest of $1,201,749.50 and $1,090,850.52, respectively, for the six months ended April 1, 1995 on certain indebtedness owed to them by the Issuer, which interest may be paid if agreed between them in Common Stock of the Issuer. See paragraph (b) in Item 6.

                  (v) On October 5, 1995, 65,431 and 55,941 shares of Common Stock were issued by the Issuer to Lonrho Plc and Thamesedge, respectively, in payment of interest of $1,275,911.70 and $1,090,850.52, respectively, for the six months ended October 1, 1995 on certain indebtedness owed to them by the Issuer. See paragraph (b) in Item 6.

                  (vi) On April 1, 1996, 197,944 shares of Common Stock were issued by the Issuer to Thamesedge in payment of interest of $2,375,329 for the six months ended April 1, 1996 on certain indebtedness owed to Thamesedge by the Issuer. See paragraph (b) in Item 6.

                  (vii) On December 13, 1996, in consideration for providing the Issuer with $13.5 million of additional borrowing capacity under a Revolving Credit Agreement originally entered into in June 1996 (the "Revolving Credit Agreement") and maturity extensions related to indebtedness owed by the Issuer to Thamesedge, the Issuer granted to Thamesedge the right to convert $13.5 million of the Issuer's Senior Notes originally issued to Thamesedge in 1988 into shares of the Issuer's Common Stock at a conversion price of $12.375 per share (an aggregate of 1,090,909 shares). This

CUSIP No. 438138-10-9               Page 9 of  29 Pages

right, which was approved by the Issuer's stockholders at their 1997 annual meeting, expired unexercised on January 1, 1998. On July 2, 1997, in consideration for providing the Issuer with an additional $7.0 million of borrowing capacity under the Revolving Credit Agreement and further maturity extensions related to indebtedness owed by the Issuer to Thamesedge, the Issuer granted Thamesedge the right to convert up to $7.0 million of the Senior Notes at any time prior to the maturity thereof at a conversion price of $7.70 per share (an aggregate of 909,090 shares), subject to approval by the Issuer's stockholders. This right was approved by the Issuer's stockholders at their 1998 annual meeting held on March 10, 1998. The Senior Notes and conversion rights described herein were transferred from Thamesedge to LAGP on August 29, 1997. See paragraph (b)(i) of Item 6.

                  The funds for Thamesedge's purchase of $75,000,000 13.5% Senior Note described in paragraph (b)(i) of Item 6, which has been assigned to LAGP and which is partially convertible at the option of LAGP into shares of the Issuer's Common Stock, as described above and in paragraph (b)(i) of Item 6, was borrowed from Lonrho Plc. LAGP acquired the entire $75,000,000 of such debt from Thamesedge as an intercompany transfer.

                  Funds used by Hondo Company for the purchases of the Issuer's Common Stock from Mr. Pagen and on the open market were borrowed from Union Bank under a Revolving Credit Agreement dated January 12, 1988 (which, as amended to date, is hereinafter referred to as the "Revolving Credit Agreement").

         (b) The following intercompany transfers of Common Stock have been made among the Reporting Persons:

                  (i) On May 9, 1996, the 164,544 shares of Common Stock then owned by Lonrho Plc were transferred to Thamesedge.

                  (ii) On September 27, 1996, Hondo Company transferred an aggregate of 275,000 shares of Common Stock to Thamesedge.

                  (iii) On August 29, 1997, Thamesedge transferred all 753,396 shares of the Issuer's Common Stock (as well as all debt owed to it by the Issuer) to LAGP.

         (c) The following dispositions of Common Stock to third parties have been made by the Reporting Persons:

                  (i) Since September 14, 1992, Hondo Company has sold an aggregate of 320,800 shares of the Issuer's Common Stock under Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and under a Registration Statement filed under the Securities Act by the Issuer on behalf of Hondo Company.

CUSIP No. 438138-10-9               Page 10 of  29 Pages

                  (ii) On May 14, 1996, Hondo Company transferred 60,000, 20,000 and 20,000 (an aggregate of 100,000) shares of the Issuer's Common Stock to Robert O. Anderson, Robert B. Anderson and W. Phelps Anderson (collectively, the "Anderson Family"), respectively, in partial redemption of the Anderson Family's interest in Hondo Company pursuant to a Second Amendment to Revised Settlement Agreement among Lonrho Plc, Lonrho, Inc., Scottsdale Princess, Inc. and the Anderson Family. See paragraph (c) in Item 6.

                  (iii) On May 31, 1996, Hondo Company transferred 14,000 shares of Common Stock to a former employee in settlement of certain litigation.

                  (iv) On October 29, 1996, Hondo Company transferred 10,000 shares of Common Stock in settlement of a claim.

                  (v) On January 16, 1997, Hondo Company transferred 150,290, 60,348, 60,348 and 29,014 (an aggregate of 300,000) shares of Common Stock to Robert O. Anderson, Robert B. Anderson, W. Phelps Anderson and Sun Valley Energy Corporation (a transferee of a portion of the Anderson Family's interest in Hondo Company), respectively, in partial redemption of their interest in Hondo Company pursuant to the Second Amendment to the Revised Settlement Agreement among Lonrho Plc, Lonrho, Inc., Scottsdale Princess, Inc. and the Anderson Family. See paragraph (c) in Item 6.

                  (vi) On September 18, 1997, Hondo Company transferred 509,710, 145,145 and 145,145 (an aggregate of 800,000) shares of Common Stock to Robert
O. Anderson, Robert B. Anderson and W. Phelps Anderson, respectively, in as final redemption of their interest in Hondo Company pursuant to the Third Amendment to the Revised Settlement Agreement among Lonrho Plc, Lonrho, Inc., Scottsdale Princess, Inc. and the Anderson Family. See paragraph (c) in Item 6.

         (d) On October 3, 1994, Lonrho Plc purchased from Union Bank for $40,000,000, and received an assignment of, all of Union Bank's rights and obligations under the Revolving Credit Agreement, the related Promissory Note issued by Hondo Company thereunder (the "Note"), the Pledge Agreement dated July 24, 1990 between Hondo Company and Union Bank (the "Pledge Agreement") and the guarantees of Lonrho Plc and Robert O. Anderson of Hondo Company's obligations under the Revolving Credit Agreement, the Note and the Pledge Agreement. The Pledge Agreement secured Hondo Company's obligations under the Revolving Credit Agreement, the Note and the Pledge Agreement by a pledge of all shares of Common Stock of the Issuer then or thereafter owned by Hondo Company. Lonrho Plc obtained the funds used to consummate the purchase from borrowings under available lines of credit from Lloyd's Bank. On March 29, 1996, the indebtedness of Hondo Company (and related instruments) to Lonrho Plc was assigned to Thamesedge and on August 29, 1997 Thamesedge assigned the indebtedness and related instruments to LAGP. Accordingly, all rights of Lonrho Plc and Thamesedge are now rights of LAGP.

         On March 29, 1996, the indebtedness of Hondo Company to Lonrho Plc was assigned to Thamesedge and, accordingly, all rights of Lonrho Plc are now rights of Thamesedge.

CUSIP No. 438138-10-9               Page 11 of  29 Pages


         The Revolving Credit Agreement entitled Hondo Company to borrow up to $55,000,000 but required it to limit the aggregate unpaid principal amount of loans to be outstanding from October 1, 1992 until September 30, 1993 to $50,000,000 and thereafter until September 30, 1994 to $40,000,000, at which time the remaining unpaid principal balance was to be repaid in full. The Revolving Credit Agreement provides for interest at Union Bank's "Reference Rate" plus 1-1/4% through March 31, 1991, 1-3/4% thereafter through September 30, 1993 and 3% thereafter through September 30, 1994. During any period that the loans are not paid when due, the outstanding principal balance under the Revolving Credit Agreement bears interest at Union's Bank's Reference Rate plus 5-1/4% per annum. There remains outstanding under the Revolving Credit Agreement $40,000,000 principal amount of indebtedness.

         Under the Revolving Credit Agreement Thamesedge is entitled to, among other things, declare all or a portion of the outstanding loans and other amounts payable thereunder to become due and payable.

         Thamesedge reserves the right to declare an "Event of Default" and to exercise its rights and remedies provided under the Pledge Agreement, including selling the pledged shares from time to time and applying proceeds received therefrom to the payment of all obligations of Hondo Company under the Revolving Credit Agreement, Note and Pledge Agreement, inclusive of principal, interest, fees and expenses. Any surplus cash proceeds and any shares not sold after the repayment of such amounts will revert to Hondo Company. In this regard, the Issuer has filed a registration statement under the Securities Act to enable Hondo Company or its pledgee to sell pledged shares. The effect of any such sale will be to reduce the number of shares of Common Stock owned directly by Hondo Company and, through Hondo Company, by Lonrho Plc, Thamesedge and Lonrho, Inc.

         (e) The total consideration to be paid by HOGC for all of the issued and outstanding shares of the Issuer in the proposed Merger, as defined and described in Item 4, would be approximately $220,000. Such amount is expected to be provided to HOGC from the working capital of Lonrho Plc.

Item 4.           Purpose of Transaction.
                  ----------------------

         The purpose of the acquisition of the shares of Common Stock by Hondo Company in October 1987 was to acquire control of the Issuer, through Hondo Company, under an arrangement which effectively provided control of the Issuer by Lonrho Plc through a subsidiary, on the one hand, and the Anderson Family, on the other hand. The other purchases of the Issuer's Common Stock reflected in
Item 3 increased the Reporting Persons' investment and interest in the Issuer's Common Stock. The purpose of the Revised Settlement Agreement, as amended, discussed in paragraph (c) of Item 6 was to, among other things, vest control of Hondo Company solely in the Reporting Persons and provide a mechanism by which the interest of the Anderson Family in Hondo Company could become a direct interest in a portion of the Issuer's Common Stock held by Hondo Company.

CUSIP No. 438138-10-9             Page 12 of  29 Pages

         Lonrho Plc has previously announced that it intends to restructure its operations, which may entail the divestiture of certain assets. Accordingly, Lonrho Plc reserved the right to divest itself of all or part of its investment in any of the Issuer's direct or indirect controlling stockholders or cause its subsidiaries to divest themselves of all or part of their investment in the Issuer. In this regard, on October 9, 1997, Lonrho Plc retained Morgan Stanley & Co. Incorporated to assess and implement strategic alternatives with respect to the Reporting Person's investment in the Issuer, which, at the time, the Reporting Persons believed could have included, without limitation, a possible recapitalization of the Issuer or a sale or business combination involving the Issuer or the Reporting Persons' equity interest in the Issuer (including the sale or assumption of the Issuer's debt obligations to the Reporting Persons). (See Item 6).

         However, in April 1998, the Issuer announced that the rate of decline in production from certain gas wells in Colombia had been higher than expected during the first five months of production. The Reporting Persons have been advised by the Issuer that: (i) an analysis of test results by the Issuer's independent reserve engineers concluded that it would become uneconomic (operating costs will exceed operating revenues) to produce the wells before the end of the Issuer's 1998 fiscal year (ended September 30,1998) and that the drilling of additional wells would be uneconomic (net profit over the life of a new well would be less than the cost to drill it); (ii) as a result of the significant declines in production observed since December 1997 and the recently completed testing, proved reserves as of June 30, 1998 were estimated to be 0.4 billion cubic feet of natural gas and 0.02 million barrels of associated liquids, for which the present value of net cash flows is less than $100,000;
(iii) the current production revenue from wells continues to decline and net cash flow to the Issuer's interest turned negative before the end of September 1998; (iv) no additional wells are planned to be drilled in the area; and (iv) the Issuer has commenced negotiations for a voluntary surrender of its working interest in the Opon Association Contract pursuant to the joint operating agreement discussed in Item 6 of this Schedule 13D in exchange for a release of the Issuer's liabilities. There can be no assurances that these negotiations will be successful.

         The Issuer has advised the Reporting Persons that the Issuer's liabilities are approximately $150 million, in excess of its assets of approximately $2.5 million. At June 30, 1998, the Company was indebted to the Reporting Persons in the aggregate amount of approximately $112.5 million. The Issuer has failed to comply with an existing loan covenant to increase reserves in the Opon area by 13 billion cubic feet of gas by October 1, 1998. The Reporting Persons, while reserving their right to do so, have not to date given a notice of default to the Issuer.

         On August 24, 1998, the Board of Directors of the Issuer met to discuss the Company's financial situation. The Board of Directors of the Issuer appointed a Special Committee of the Board, consisting of John J. Hoey, Douglas
G. McNair and Robert K. Steer (the "Special Committee"), none of whom are officers or directors of Lonrho Plc or any of its affiliates, other than the Issuer. The Special Committee was empowered to consider various alternatives and determined that the only practicable alternatives available to the Company were bankruptcy, liquidation and a possible transaction with Lonrho Plc. Lonrho Plc expressed its preference that the Issuer not commence bankruptcy proceedings. John J. Hoey, President of the Issuer, then approached Lonrho Plc

CUSIP No. 438138-10-9               Page 13 of  29 Pages

regarding a possible merger of the Company with a wholly-owned subsidiary of Lonrho Plc and the payment of an amount in cash to the stockholders of the Issuer.

         On October 9, 1998, the Special Committee obtained an opinion of its financial advisor to the effect that the proposed consideration to be paid was fair to the stockholders of the Issuer (other than the Reporting Persons) from a financial point of view, and unanimously determined that the Merger should be approved and the Merger Agreement should be executed and delivered, and that the terms of the Merger Agreement are fair to the stockholders of the Issuer, other than Lonrho Plc and its affiliates. The entire Board of Directors then met and unanimously approved the Merger and the Merger Agreement.

         The Issuer, HOGC and Lonrho Plc entered into an Agreement and Plan of Merger dated as of October 12, 1998 (the "Merger Agreement") by and among the Issuer, HOGC and Lonrho Plc, pursuant to which HOGC would be merged with and into the Issuer with the Issuer becoming a wholly-owned subsidiary of LAGP and an indirect wholly-owned subsidiary of Lonrho Plc (the "Merger") and each issued and outstanding share of Common Stock of the Issuer (other than shares owned by the Lonrho Plc or any subsidiary of Lonrho Plc, shares held in the Issuer's treasury and shares held by stockholders of the Issuer who perfect appraisal rights under Delaware law) would be converted into the right to receive $0.05 per share net in cash, without interest thereon. Consummation of the Merger is subject to certain conditions, including that the Merger has been approved, and the Merger Agreement has been adopted, by the requisite vote of stockholders of the Issuer. Lonrho Plc has agreed to vote, or cause to be voted, all shares (approximately 68.4% of the outstanding shares) of the Issuer's Common Stock owned by the Reporting Persons in the manner voted by a majority of the other stockholders of the Issuer.

         If the Merger is consummated, Lonrho Plc intends to continue to attempt to resolve the Issuer's outstanding liabilities at minimum cost and expense. The Reporting Persons have no present plans to conduct operations through, or to make any material additional investments in, the Company. However, if an opportunity arises to utilize the existing net operating losses of the Company, the Reporting Persons would consider the opportunity, although they have no current plans, understandings or agreements to use the net operating losses. At June 30, 1998, the net operating losses of the Company were approximately $138 million. If the Merger is not approved by the Issuer's stockholders, the Reporting Persons do not intend to invest or lend any additional funds to the Issuer.

         Consummation of the Merger would result in, among other things, (i) the exchange for cash of all shares of Common Stock of the Issuer (other than those held by the Reporting Persons) with the Issuer becoming a wholly-owned subsidiary of LAGP and an indirect wholly-owned subsidiary of Lonrho Plc, (ii) the sole director of the Company would be John F. Price, (iii) the Issuer's Common Stock would become eligible for, and the Issuer would cause, the termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 and (iv) the Issuer's Common Stock would cease to be quoted on the Nasdaq Bulletin Board.

CUSIP No. 438138-10-9               Page 14 of  29 Pages

         Except therefor and except as noted below, no Reporting Person has any present plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer (although the Reporting Persons retain the right, which they may exercise at any time or from time to time, in their discretion (although the Reporting Persons have no present intention to do so), to acquire directly shares of Common Stock, including as a result of the potential conversion by LAGP of certain indebtedness owed to it by the Issuer and the potential acquisition by LAGP of shares of Common Stock from the Issuer in payment of interest on certain obligations of the Issuer to LAGP, each as described in paragraph (b) of Item 6) or the disposition of securities of the Issuer (except as discussed in the preceding paragraph and except that (i) Hondo Company, as owner, and LAGP, as pledgee, reserve the right to sell shares covered by a registration statement filed under the Securities Act by the Issuer with respect to 3,609,200 shares of the Issuer's Common Stock; (ii) LAGP reserves the right to sell shares covered by other registration statements filed under the Securities Act by the Issuer with respect to shares of the Issuer's Common Stock issued by the Issuer to Thamesedge (and transferred by Thamesedge to LAGP) or LAGP in payment of interest on certain indebtedness at the time owed them by the Issuer; and (iii) all shares owned by the Reporting Persons could also be sold pursuant to Rule 144 under the Securities Act or another exemption from the registration provisions of the Securities Act), (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer (other than the Merger), (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries (although LAGP reserves the right to enforce the rights under certain mortgages and a security interest held by it in the shares of the Issuer's subsidiary, Hondo Magdalena Oil & Gas Limited, securing certain loans made to the Issuer discussed in paragraph (b) of
Item 6), (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (unless the Merger is completed), (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association (the Issuer's Common Stock would cease to be quoted on the Nasdaq OTC Bulletin Board if the Merger is completed),
(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (unless the Merger is completed) or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Because of their ownership structure, the Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Exchange Act, and each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 10,343,686 shares of Common Stock of the Issuer (assuming the conversion by LAGP of $7,000,000 of the indebtedness owed to LAGP by the Issuer which is, as discussed in paragraph (b)(i) of Item 6, convertible into 909,090 shares of the Issuer's Common Stock), representing (based on the 13,788,424 shares of Common Stock which were issued and outstanding on March 15, 1998 and assuming the conversion by LAGP of such $7,000,000 of the indebtedness), approximately

CUSIP No. 438138-10-9             Page 15 of  29 Pages

70.3% of the shares of the Issuer's Common Stock that would have been outstanding on March 15, 1998.

         Hondo Company is the owner of 8,651,200 (62.7%) of the Issuer's outstanding Common Stock and, therefore, may be deemed to have sole voting and dispositive power over such shares

         LAGP is the owner of 783,396 of the Issuer's outstanding Common Stock. LAGP also has the right, as discussed in paragraph (b)(i) of Item 6, to convert $7,000,000 of the indebtedness owed to it by the Issuer into 909,090 shares of Common Stock. By virtue of its ownership of Hondo Company as a wholly-owned subsidiary, LAGP may also be deemed to have shared voting and dispositive power over the 8,651,200 shares of the Issuer's outstanding Common Stock owned by Hondo Company. Accordingly, LAGP may be deemed to be the beneficial owner of an aggregate of 10,343,686 shares of the Issuer's Common Stock, which (based on 13,788,424 shares of Common Stock issued and outstanding on March 15, 1998 and assuming the conversion by LAGP of such $7,000,000 of indebtedness) would constitute approximately 70.4% of the shares of the Issuer's Common Stock that would have been outstanding on March 15, 1998.

         Lonrho Plc, by virtue of its ownership of LAGP and Hondo Company as indirect wholly-owned subsidiaries, may be deemed to have shared voting and dispositive power over all 10,343,686 (70.4%) of the Issuer's outstanding Common Stock which may be deemed beneficially owned by LAGP and Hondo Company.

         HOGC does not beneficially own any Common Stock of the Issuer.

         See  Item  3  for   information   concerning  the  Reporting   Person's
transactions in the Issuer's Common Stock and Item 4 concerning the proposed Merger, which are incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships
           with Respect to Securities of the Issuer.
         --------------------------------------------------------

         (a) Reference is made to Item 3 above for information with respect to the Pledge Agreement between Hondo Company and Union Bank relating to shares of the Issuer's Common Stock owned by Hondo Company which pledge was assigned by Union Bank to Lonrho Plc. On March 29, 1996, the indebtedness of Hondo Company secured by this pledge was assigned by Lonrho Plc to Thamesedge and, accordingly, Thamesedge became the pledgee of such shares.

         (b) The Issuer has, at times, incurred indebtedness to Lonrho Plc, Thamesedge and LAGP. On March 29, 1996, all of the Issuer's indebtedness to Lonrho Plc was assigned to Thamesedge and on August 29, 1997 all of the Issuer's indebtedness to Thamesedge was assigned to LAGP. Accordingly, all such indebtedness is now owed to LAGP. The following summary of such indebtedness is qualified in its entirety to the instruments related thereto which are filed as Exhibits to this Schedule 13D.

                  (i) On November 30, 1988, Thamesedge purchased a $75,000,000 13.5% Senior Note, originally due in 1998, from the Issuer in a private placement pursuant to a Note Purchase Agreement. As noted below, the interest rate applicable to this debt is presently 6% per annum. The

CUSIP No. 438138-10-9               Page 16 of  29 Pages

entire Senior Note is secured by a mortgage on certain real estate owned by the Issuer. In December 1995, Thamesedge agreed to extend the mandatory redemption dates of the Note to November 1, 1997 and November 1, 1998, with one half of the aggregate principal amount outstanding on November 1, 1997 due on each such date, plus accrued interest. On December 13, 1996, the Issuer and Thamesedge agreed, among other things, that (i) the aggregate principal amount of the Note, plus accrued interest, was to be payable on January 1, 1998, and (ii) subject to approval by the Issuer's stockholders (which was obtained on March 12, 1997), Thamesedge would have the option to convert $13,500,000 of the principal amount of the Note into shares of Common Stock of the Issuer at a conversion price of $12.375 per share (110% of the closing price of the Issuer's Common Stock on the American Stock Exchange on December 11, 1996) until January 1, 1998. This conversion right expired unexercised. On July 2, 1997, the Issuer and Thamesedge agreed, among other things, that, subject to approval by the Issuer's stockholders at their next annual meeting (which approval was obtained on March 10, 1998), Thamesedge would have the option to convert $7,000,000 of the principal amount of the Note into shares of Common Stock of the Issuer at a conversion price of $7.70 per share (110% of the closing price of the Issuer's Common Stock on the American Stock Exchange on July 1, 1997), subject to adjustment in the event of stock dividends, splits, combinations and the like. On December 18, 1997, the Issuer and LAGP agreed to amend, and subsequently entered into an amendment to, the Note Purchase Agreement under which the Senior
Note is issued and issued an Amended and Restated Senior Note to, among other things, extend the mandatory redemption date so that the entire Senior Note is now due January 15, 1999, subject to potential acceleration if, among other things, events of default contained in indebtedness of the Issuer occurs and to reflect prior agreements concerning interest rates, the method of payment of interest and the Senior Note holder's conversion rights. At December 31, 1997, the outstanding principal amount due on this Note was $39,733,394 (including, as discussed below, accrued interest through October 1, 1997 which was added to principal).

                  (ii) During calendar year 1991, Lonrho Plc loaned the Issuer an aggregate of $32,000,000 (the "1991 Loans"). At the time the loans were made the interest rate on such loans was similar to that applicable to the Issuer's former working capital loan with a bank for its refining and marketing operations. On October 18, 1994, the Issuer paid Lonrho Plc $5,000,000 to repay a portion of the loans made in calendar 1991. At the same time, Lonrho Plc provided a $5,000,000 loan facility to the Issuer, upon similar terms as these loans (the"1994 Facility"). As noted below, the interest rate applicable to these loans is presently 6% per annum. In December 1995, Lonrho Plc agreed to extend the maturity date of these loans to October 1, 1997. On December 13, 1996, the Issuer and Thamesedge agreed that the principal amount of these loans was to be payable on January 1, 1998. On December 18, 1997, the Issuer and LAGP agreed to, and subsequently entered into, a Consolidated, Amended and Restated Promissory Note with respect to the 1991 Loans (the "1991 Note") and an Amended and Restated Promissory Note with respect to the 1994 Facility (the "1994 Note") to, among other things, extend the due date of the principal amount of these loans so that they are due on January 15, 1999, subject to potential acceleration if, among other things, events of default contained in indebtedness of the Issuer occurs and to reflect prior agreements concerning interest rates and the method of interest payment At December 31, 1997, the outstanding principal amount due on these loans was approximately $34,137,049 (including, as discussed below, accrued interest through October 1, 1997 which was added to principal).

                  (iii) On April 30, 1993, Lonrho Plc loaned to a subsidiary of the Issuer an additional $3,000,000 and, as security, the Issuer's subsidiary granted to Lonrho Plc a Deed of Trust

CUSIP No. 438138-10-9           Page 17 of  29 Pages

on certain real property. On June 25, 1993, Lonrho Plc loaned the Issuer an additional $4,000,000 and, as security, the Issuer and another subsidiary of the Issuer granted to Lonrho Plc a Deed of Trust on certain other real property. As noted below, the interest rate applicable to these loans is presently 6% per annum. In December 1995, Lonrho Plc agreed to extend the maturity of each note so that each became payable on the earlier of (i) the sale of the property securing the respective note or (ii) in ten semi-annual installments commencing on October 1, 1997. On December 13, 1996, Thamesedge, the Issuer and such subsidiaries agreed with the borrowers that the payment of the installments of principal amount of these loans would begin on January 1, 1998. On December 18, 1997, the Issuer and such subsidiaries agreed to, and subsequently entered into, Amended and Restated Promissory Notes in respect of both loans to, among other things, provide that the installment payments under each Note would begin January 15, 1999, subject to potential acceleration if, among other things, events of default contained in indebtedness of the Issuer occurs and to reflect prior agreements concerning interest rates and the method of interest payment At December 31, 1997, the outstanding principal amounts due on these loans were approximately $3,585,681 and $4,672,858, respectively (including, as discussed below, accrued interest through October 1, 1997 which was added to principal).

                  (iv) Thamesedge and the Issuer entered into a Revolving Credit Agreement dated as of June 28, 1996, under which the Issuer was entitled to borrow up to $13.5 million from Thamesedge until June 30, 1997. Loans under the Revolving Credit Agreement bear interest at the rate of 13% per annum. On December 13, 1996, the Issuer and Thamesedge agreed to extend the maturity date of indebtedness under the Revolving Credit Agreement to January 1, 1998. On July 2, 1997, the Issuer and Thamesedge agreed to amend and restate the Revolving Credit Agreement. Under the Amended and Restated Revolving Credit Agreement dated as of July 2, 1997, Thamesedge agreed to increase the Issuer's borrowing capacity thereunder by $7.0 million, making the total amount available under the facility $20.5 million until January 1, 1999, when,, subject to potential acceleration if events of default occur, all outstanding loans were to become due and payable. On December 18, 1997, the Issuer and LAGP agreed to further increase the Issuer's borrowing capacity thereunder to $27.5 million (and an additional $7.5 million which may be used only to fund any interest added to principal in the manner discussed below) until January 1, 1999, when all outstanding loans thereunder become due and payable. The Amended and Restated Revolving Credit Agreement also provides for potential mandatory prepayments from "free cash flow", as defined. At December 31, 1997, the outstanding principal amount under this facility was approximately $18,866,027 (including, as discussed below, accrued interest through October 1, 1997 which was added to principal).

         On December 18, 1992, Lonrho Plc and Thamesedge agreed to defer interest and certain principal payments on loans then outstanding. As consideration for the deferral of interest and principal payments, on December 18, 1992, the Issuer granted Lonrho Plc a 5% share of the Issuer's net profits, as defined, under the Opon Association Contract pursuant to which a wholly-owned subsidiary of the Issuer is participating in the exploration and development of oil and gas in the Middle Magdalena Basin, about 125 miles north of Bogota, Columbia. Following the final payment of the foregoing indebtedness, Lonrho Plc's share of such net profits will be decreased by one-half. Lonrho Plc may transfer to LAGP its rights in and to such share of the Issuer's net profit.

         On December 18, 1993, Lonrho Plc and Thamesedge agreed to add accrued interest at September 30, 1993 to principal and reduce the interest rate on each of the loans described in (i) -

CUSIP No. 438138-10-9               Page 18 of  29 Pages

(iii) above to 6% per annum effective September 30, 1993 and defer principal payments on the loans. Lonrho Plc, Thamesedge and the Issuer also agreed that, if the Issuer does not have sufficient cash resources to pay interest on any of the foregoing indebtedness when due (the Amended and Restated Revolving Credit Agreement contains a similar provision), then the Issuer may offer to pay such interest in shares of its Common Stock valued at their market price on the day the interest is due. Thereupon LAGP may either accept such offer or add the amount of interest then due to the remaining outstanding principal balance of the applicable obligation. See Item 3 for information concerning shares of the Issuer's Common Stock that have been issued to Lonrho Plc and Thamesedge (and transferred from Thamesedge to LAGP) pursuant to this arrangement.

         As part of the agreement entered into on December 13, 1996 described above among Thamesedge, the Issuer and certain subsidiaries of the Issuer, the Issuer granted to Thamesedge (in addition to any other security described above), as security for all of the loans described above (other than the $13.5 million of indebtedness described in (i) above which was convertible into Common Stock), a security interest in all of the shares of the Issuer's subsidiary, Hondo Magdalena Oil & Gas Limited. A formal Security Interest Agreement to document this pledge was entered into on May 13, 1997 and was, based on the parties' December 18, 1997 agreement, amended by a First Amendment dated March 18, 1998 to, among other things, delete the $13.5 million exclusion. This security interest has been assigned to LAGP.

         (c) The Issuer, HOGC and Lonrho Plc entered into the Merger Agreement dated as of October 12, 1998 pursuant to which HOGC would be merged with and into the Issuer with the Issuer becoming a wholly-owned subsidiary of LAGP and an indirect wholly-owned subsidiary of Lonrho Plc and each issued and outstanding share of Common Stock of the Issuer (other than shares owned by the Lonrho Plc or any subsidiary of the Lonrho Plc, shares held in the Issuer's treasury and shares held by stockholders of the Issuer who perfect appraisal rights under Delaware law) would be converted into the right to receive $0.05 per share net in cash, without interest thereon. The entering into of the Merger Agreement followed a unanimous determination by the Special Committee that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the stockholders of the Issuer. The Special Committee approved the Merger Agreement and the transactions contemplated thereby, including the Merger, following which the entire Board of Directors of the Issuer met and unanimously approved the Merger Agreement and the Merger. Consummation of the Merger is subject to certain conditions, including that the Merger has been approved, and the Merger Agreement has been adopted, by the requisite vote of stockholders of the Issuer. Lonrho Plc has agreed to vote, or cause to be voted, all shares (approximately 68.4% of the outstanding shares) of the Issuer's Common Stock owned by the Reporting Persons in the manner voted by a majority of the other stockholders of the Issuer.

CUSIP No. 438138-10-9               Page 19 of  29 Pages


Item 7.  Material to be filed as Exhibits.
         --------------------------------

1y Agreement, dated October 12, 1998 between the Reporting Persons with respect to their joint filing of this statement.

2(a) Power of Attorney dated October 6, 1994 executed by Lonrho Plc in favor of John F. Price and Rudolph H. Funke with respect to the execution of the Schedule 13D, including all amendments thereto.

2(b)* Power of Attorney dated January 8, 1996 executed by Thamesedge Ltd. in favor of John F. Price and Rudolph H. Funke with respect to the execution of the Schedule 13D, including all amendments thereto.

2(c)+ Power of Attorney dated October 15, 1997 executed by London Australian & General Property Company Limited in favor of John F. Price and Rudolph H. Funke with respect to the execution of the
           Schedule 13D, including all amendments thereto.

2(d)y Power of Attorney dated October 12, 1998 executed by HOGC Acquisition Corp. in favor of John F. Price with respect to the execution of the
           Schedule 13D, including all amendments thereto.

3 Assignment Agreement dated as of October 3, 1994 between Union Bank and Lonrho Plc.

4 Second Amended and Restated Revolving Credit Agreement between The Hondo Company and Union Bank, including as exhibits thereto the forms of the Note, the Pledge Agreement and the Guarantees of Lonrho Plc and Robert O. Anderson.

5          Shareholders' Agreement dated October 17, 1986 by and among Robert O.
           Anderson, Robert B. Anderson, W. Phelps Anderson, Lonrho, Inc. and The Hondo Company (then known as The Diamond A Cattle Company).

6 Option Agreement dated as of July 6, 1993 between Robert O. Anderson and Scottsdale Princess, Inc.

7 Net Profits Share Agreement dated December 18, 1992, among the Company, Lonrho Plc and Thamesedge, Ltd.

8(a) Letter Agreement dated December 17, 1993 by and among the Issuer, Via Verde Development Company, Newhall Refining Co., Inc., Lonrho Plc and Thamesedge, Ltd.

8(b)o Letter Agreement dated as of December 18, 1997 between the Issuer and LAGP modifying Letter Agreement dated December 17, 1993.

9+ Settlement Agreement dated August 23, 1995 between the Reporting Persons (other than Thamesedge Ltd. and Hondo Company) and the Anderson Family.

CUSIP No. 438138-10-9               Page 20 of  29 Pages

10* Revised Settlement Agreement dated December 20, 1995 between the Reporting Persons (other than Thamesedge) and the Anderson Family.

11* First Amendment dated January 5, 1996 to the Revised Settlement Agreement between the Reporting Persons (other than Thamesedge), Scottsdale Princess, Inc. and the Anderson Family.

12x Second Amendment dated May 14, 1996 to the Revised Settlement Agreement between the Reporting Persons (other than Thamesedge), Scottsdale Princess, Inc. and the Anderson Family.

13+         Third  Amendment  dated  August  28,  1997  to  Revised   Settlement
            Agreement between Lonrho Plc, Lonrho, Inc. and the Anderson Family

14 Letter Agreement dated December 13, 1996 by and among Thamesedge, the Issuer, Via Verde Development Company and Newhall Refining Co., Inc. (incorporated by reference to Exhibit 10.15 to the Issuer's Annual Report on Form 10-K for the year ended September 30, 1996, File No. 1-8979).

15 Letter Agreement dated December 18, 1997 by and among Thamesedge, the Issuer, Via Verde Development Company and Newhall Refining Co., Inc. (incorporated by reference to Exhibit 10.17 to the Issuer's Annual Report on Form 10-K for the year ended September 30, 1997, File No. 1-8979).

16(a)(1) Amended and Restated Revolving Credit Agreement dated as of July 2, 1997 by and between the Issuer and Thamesedge (incorporated by reference to Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, File No. 1-8979).

16(a)(2)o   First  Amendment  dated as of  December  18,  1997 to Amended and
            Restated Revolving Credit Agreement between the Issuer and LAGP, including forms of Promissory Note issued thereunder and First
            Guaranty Amendment from Hondo Magdalena.

16(b)(1) Guaranty dated as of July 2, 1997 of Hondo Magdalena Oil & Gas Limited ("Hondo Magdalena") to Thamesedge guaranteeing the obligations of the Issuer under the Amended and Restated Revolving Credit Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, File No. 1-8979).

16(b)(2)o   First  Guaranty  Amendment  dated as of  December  18, 1997 of Hondo
            Magdalena to LAGP.

17(a) Security Interest Agreement dated May 13, 1997 by and between the Company, Thamesedge Ltd., Folio Trust Company Limited and Folio Nominees Limited (incorporated by reference to Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, File No. 1-8979).

17(b)o First Amendment dated March 18, 1998 to Security Interest Agreement by and between the Issuer, LAGP, Folio Trust Company Limited and Folio Nominees Limited.

CUSIP No. 438138-10-9               Page 21 of  29 Pages

18(a)(1) Note Purchase Agreement and Letter Amendment dated November 28, 1988 between the Issuer and Thamesedge (incorporated by reference to Exhibit 10.2 to the Issuer's Annual Report on Form 10-K for the fiscal year ended September 30, 1992, File No. 1-8979).

18(a)(2)o   Amendment to Note Purchase  Agreement  dated as of December 18, 1997 between the Issuer and LAGP.

18(b)o Amended and Restated 6% Senior Note due January 15, 1999 from the Issuer to LAGP

19 o Consolidated, Amended and Restated Promissory Note dated as of December 18, 1997 from the Issuer to LAGP.

20(a)o Amended and Restated Promissory Note dated as of December 18, 1997 from Via Verde Development Company, a wholly-owned subsidiary of the Issuer, to LAGP.

20(b)(1) Guaranty dated April 30, 1993 from the Issuer to Lonrho Plc (incorporated by reference to Exhibit 19.1 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1993, File No. 1-8979).

20(b)(2)o   First  Guaranty  Amendment  dated as of  December  18, 1997 from the
            Issuer to LAGP.

21 o Amended and Restated Promissory Note dated as of December 18, 1997 from the Issuer to LAGP.

22 y Agreement and Plan of Merger dated as of October 12, 1998 among Lonrho Plc, HOGC and the Issuer (incorporated by reference to Exhibit (c) to the Schedule 13E-3 filed by Lonrho Plc, HOGC and the Issuer on October 12, 1998).
---------------------

+              Filed with Amendment No. 1 to the Schedule 13D.

*              Filed with Amendment No. 2 to the Schedule 13D.

x              Filed with Amendment No. 3 to the Schedule 13D.

+              Filed with Amendment No. 6 to the Schedule 13D.

o              Filed with Amendment No. 7 to the Schedule 13D.

y              Filed herewith.

               All exhibits (other than those filed herewith, filed with an amendment to this Report or incorporated by reference) were filed with the Original Schedule 13D.

CUSIP No. 438138-10-9               Page 22 of  29 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:         October 13, 1998

                                            Lonrho Plc

                                            By:      /s/ John F. Price
                                                     --------------------------
                                                     John F. Price
                                                     Under Power of Attorney
                                                     dated October 6, 1994


                                            London Australian & General Property
                                                Company Limited

                                            By:      /s/ John F. Price
                                                     --------------------------
                                                     John F. Price
                                                     Under Power of Attorney
                                                     dated October 15, 1997

                                            The Hondo Company

                                            By:      /s/ John F. Price
                                                     --------------------------
                                                     John F. Price, President

                                            HOGC Acquisition Corp.


                                            By:      /s/ John F. Price
                                                     --------------------------
                                                     John F. Price, President

CUSIP No. 438138-10-9                       Page 23 of  29 Pages

                                   APPENDIX A

I.       Lonrho Plc

         Set  forth  below  are  the  name,  present  principal   occupation  or
employment, business address and citizenship of each director and executive officer of Lonrho Plc.

      Name and                          Principal
      Position held                     Occupation
      with Lonrho Plc                   or Employment              Business Address            Citizenship
      ---------------                   -------------              ----------------            -----------

Sir John Craven                         Director of                Four Grosvenor Place          United Kingdom
Non-Executive                           Companies                  London SW1X 7DL,
  Chairman                                                          England

S.E. Jonah                              Director                   Four Grosvenor Place          Ghana
Director                                Lonrho Plc and             London, SW1X 7DL,
                                        Ashanti Goldfields           England
                                        Company Limited

N.J. Morrell                            Director                   Four Grosvenor Place          United Kingdom
Chief Executive/Director                Lonrho Plc                 London, SW1X 7DL,
                                                                     England

R.E. Whitten                            Director                   Four Grosvenor Place          United Kingdom
Finance Director                        Lonrho Plc                 London, SW1X 7DL,
                                                                     England

Terence Wilkinson                       Director                   Four Grosvenor Place          South Africa
Director                                Lonrho Plc                 London, SW1X 7DL,
                                                                    England

M.J. Pearce                             Company Secretary          Four Grosvenor Place          United Kingdom
Company Secretary                       Lonrho Plc                 London, SW1X 7DL,
                                                                     England


CUSIP No. 438138-10-9                       Page 24 of  29 Pages

      Name and                          Principal
      Position held                     Occupation
      with Lonrho Plc                   or Employment              Business Address            Citizenship
      ---------------                   -------------              -----------------           -----------

Peter Harper                            Non-Executive              Four Grosvenor Place          United Kingdom
Non-Executive                           Director of                London, SW1X 7DL,
 Independent Director                   John Laing Plc and           England
                                        Deputy Chairman of
                                        Victrex Plc

J R B Phillimore                        Business                   Four Grosvenor Place          United Kingdom
Non-Executive                           Adviser                    London, SW1X 7DL,
Independent Director                                                 England

Sir Alastair Morton                     Honorary Chairman          Four Grosvenor Place          United Kingdom
Non-Executive                           of Eurotunnel;             London, SW1X 7DL,
 Independent Director                   Non-Executive                England
                                        Director:
                                        National Power PLC
                                        BrockBank Group
                                        Advisor to:
                                        Group Executive Board
                                        of ABB Daimler-Benz
                                        Transportation;
                                        Vice Chancellor:
                                        University of Cambridge


CUSIP No. 438138-10-9                       Page 25 of  29 Pages

II.      London Australian & General Property Company Limited

         Set forth below are the names, present principal occupation or employment, business address and citizenship of each director and executive officer of London Australian & General Property Company Limited.

  Name and                          Principal
Position held                       Occupation
with LAGP                           or Employment         Business Address                   Citizenship
-------------                       -------------         ----------------                   -----------
N.J. Morrell                        Director             Four Grosvenor Place               United Kingdom
Director                            Lonrho Plc           London, SW1X 7DL,
                                                           England

R.E. Whitten                        Director             Four Grosvenor Place               United Kingdom
Director                            Lonrho Plc           London, SW1X 7DL,
                                                           England


CUSIP No. 438138-10-9                 Page 26 of  29 Pages


III.           Hondo Company

               Set forth below are the names, present principal occupation or employment, business address and citizenship of each director and executive officer of Hondo Company.

   Name and                             Principal
   Position held                        Occupation
   with Hondo Company                   or Employment                  Business Address                Citizenship
   ------------------                   -------------                  ----------------                -----------
John F. Price                            President                    900 Third Avenue                 United States
President and                            Bahamas Hotels, Inc.         New York, New York
 Director                                                                   10022

Richard W. Reese                         Vice President              9300 San Diego Ave., N.E.         United States
Vice President                           Hondo Company                Albuquerque, New Mexico
                                                                        87122

S.H. Cavin                               Counsel                      410 East College Blvd.           United States
Secretary                                Hondo Company                Roswell, New Mexico
                                                                        88201

R.E. Whitten                             Director                     Four Grosvenor Place             United Kingdom
Director                                 Lonrho Plc                   London, SW1X 7DL,
                                                                        England

N.J. Morrell                             Director                     Four Grosvenor Place             United Kingdom
Director                                 Lonrho Plc.                  London, SW1X 7DL
                                                                       England



CUSIP No. 438138-10-9                       Page 27 of  29 Pages


IV.      HOGC Acquisition Corporation

         Set forth below are the names, present principal occupation or employment, business address and citizenship of each director and executive officer of Hondo Company.

     Name and                              Principal
     Position held with                    Occupation
HOGC Acquisition Corporation               or Employment                   Business Address       Citizenship
----------------------------               -------------                   ----------------       -----------
John F. Price                               President                  900 Third Avenue           United States
President and                               Bahamas Hotels, Inc.       New York, New York
 Director                                                                10022

R.E. Whitten                                Director                   Four Grosvenor Place       United Kingdom
Vice President, Secretary                                              Lonrho Plc                 London, SW1X 7DL,
  and Director                                                          England